EXHIBIT 99.20

CONSENT OF GABRIEL FREIRE, FAUSIMM
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024, of Equinox Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-282467).

/s/ Gabriel Freire
By: Gabriel Freire, FAusIMM

Dated: March 18, 2025